BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES
(SEC I.D. No. 8-35941)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document

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SEC FILE NUMBER
8-34951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Blackstone Securities Partners L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

345 Park Avenue
(No. and Street)

New York	New York	10154
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Payne	212-390-2806	David.Payne@Blackstone.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Payne_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Blackstone Securities Partners L.P._____, as of December 31_____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



IVY WONG
NOTARY PUBLIC, State of New York
No. 01WO6178686
Qualified in New York County
Commission Expires: 12/10/27

Notary Public

Signature:

Title:
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA
Tel: 1 212 429 4000
Fax: 1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management, General Partner, and Limited Partner of Blackstone Securities Partners L.P.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Blackstone Securities Partners L.P and subsidiaries (the "Partnership") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

New York, NY
February 23, 2024

We have served as the Partnership's auditor since 1989.

BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023
(Dollars in Thousands)

ASSETS

Cash and cash equivalents	$	127,129
Accounts receivable		21,644
Due from affiliates		2,022,678
Other assets		17,129
TOTAL ASSETS	$	2,188,580

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

Due to affiliates	$	1,479,517
Due to limited partners		20,803
Accounts payable, accrued expenses and other		82,108
Accrued compensation and benefits		39,861
Total liabilities		1,622,289

PARTNERS' CAPITAL

General Partner		2,225
Limited Partner		564,707
Non-controlling interests in consolidated entity		(641)
Total partners' capital		566,291
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	2,188,580

See notes to the consolidated financial statements

(Dollars in Thousands, Except Unit and Per Unit Data, and Except Where Noted)

1. ORGANIZATION AND NATURE OF OPERATIONS

Blackstone Securities Partners L.P. ("BSP" or the "Partnership"), a Delaware limited partnership, was formed on September 27, 1988 for the purpose of engaging in the investment banking advisory business specializing in financial and strategic advisory services, restructuring and reorganization advisory services, and underwriting activities, including underwriting on debt offerings, initial public offerings and secondary equity offerings. The term of the Partnership shall continue until December 31, 2038 unless earlier dissolved and terminated in accordance with the amended and restated agreement of Limited Partnership dated November 30, 1988 (the "Partnership Agreement"). BSP is a registered broker dealer and is subject to certain regulations of the United States Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Blackstone Group Holdings L.P. ("BGH"), a holding partnership established for certain entities of Blackstone Inc. ("Blackstone") engaged in the financial services business, is the 99.9% limited partner of BSP. Blackstone Advisory Services L.L.C. ("BAS LLC") is the 0.1% general partner of BSP. The ownership percentages of these entities was modified from 99% and 1%, effective January 1, 2023, as part of an agreement whereby the Partnership will be treated as a partnership for U.S. federal income tax purposes. Both entities are wholly-owned subsidiaries of Blackstone Holdings I L.P., which is a subsidiary of Blackstone.

Profits and losses are allocated in accordance with the Partnership Agreement.

BSP is the sole member of Blackstone Intermediary Holdco L.L.C. ("Holdco"), a holding company established for certain Blackstone entities engaged in the financial services business. Holdco holds the rights, titles, and interests in certain affiliated registered investment advisors and general partner entities, which provide investment management services to limited partners for private equity funds, real estate funds, funds of hedge funds and credit-oriented funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of BSP have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Adjustment to Prior Period Financial Statements

In connection with the preparation of the BSP consolidated financial statements for the year ending December 31, 2023, BSP determined it should have consolidated an additional advisor entity ("Advisor Entity"), a related entity. Advisor Entity was originally created as a wholly owned subsidiary of Blackstone Holdings I L.P. in 2017; however, in February 2018, the ownership of Advisor Entity was amended to be a subsidiary of BSP. While Advisor Entity was appropriately consolidated by Blackstone Inc. since its creation in 2017, BSP should have consolidated Advisor Entity beginning with the period ending December 31, 2018 as a result of this amendment.

See the Consolidation section below for further details on consolidation of voting interest entities. To correct the non-consolidation of Advisor Entity in prior periods, the Total Partners' Capital balance as of December 31, 2022 has been adjusted to recognize the cumulative effect of the omission of Advisor Entity from 2018 through 2022.

BSP concluded the omission of Advisor Entity does not materially misstate any prior period financial statements. Additionally, the omission of Advisor Entity did not have an impact on net capital requirements or the excess net capital maintained by the broker dealer. The following table detail the adjustments to the Partnership's previously issued condensed consolidated

BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2023
(Dollars in Thousands, Except Unit and Per Unit Data, and Except Where Noted)

financial statements to reflect the effects from consolidating Advisor Entity, where presentation is comparable to the Partnership's consolidated financial statements as of December 31, 2023.

The following table details the impact to the previously issued Partnership's Consolidated Statement of Financial Condition:

	December 31, 2022		
	As Reported	Adjustment	As Adjusted
Total assets	$ 2,034,867	$ 143,954	$ 2,178,821
Total liabilities	1,341,670	140,233	1,481,903
Total partners' capital	693,197	3,721	696,918

Use of Estimates

The preparation of the Partnership's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Management believes that estimates utilized in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ materially from the estimates included in the consolidated financial statements.

Consolidation

The Partnership consolidates all entities it controls through a majority voting interest. The consolidated financial statements of the Partnership include Holdco and its subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

Affiliates

The Partnership considers Blackstone and its founder, senior managing directors, employees, Blackstone subsidiaries, the Blackstone Funds and the Portfolio Companies to be affiliates. Blackstone Funds refer to the funds and other vehicles that are managed by Blackstone. Portfolio Companies refer to the Blackstone Funds' investments, including majority-owned and controlled investments.

Cash and Cash Equivalents

The Partnership has defined Cash and cash equivalents as cash, including demand funds and money market funds, and short-term, highly liquid investments with original maturities of three months or less. At times, cash and cash equivalents may exceed U.S. federally insured limits for individual accounts and expose the Company to credit risk. The Partnership believes the risk of loss is not significant. Cash equivalents are primarily classified as Level I as they are valued using quoted prices that are available in active markets for identical financial instruments as of the reporting date.

Accounts Receivable

Accounts receivable includes management fees receivable from limited partners, disposition fees and incentive fees receivable and advisory fees receivable. Management fees receivable from Blackstone Funds are included in Due from affiliates. Accounts receivable are assessed periodically for collectability. As of January 1, 2023, the opening balance for Accounts receivable was $4.2 million.

Foreign Currency

The Partnership's balances that are denominated in foreign currencies are translated into U.S. Dollars at the exchange rate prevailing at the reporting date.

BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2023
(Dollars in Thousands, Except Unit and Per Unit Data, and Except Where Noted)

Revenue Recognition

Revenues primarily consist of management and advisory fees, incentive fees and other income.

Management and advisory fees, net – Accrued but unpaid Management and advisory fees, net of management fee reductions and management fee offsets, as of the reporting date, are included in Accounts receivable or Due from affiliates in the Consolidated Statement of Financial Condition.

Incentive fees – Accrued but unpaid Incentive fees charged directly to investors in Blackstone Funds as of the reporting date and are recorded within Due from affiliates in the Consolidated Statement of Financial Condition.

Due to limited partners – Amounts due to limited partners represent fee reductions to be provided to limited partners on future management fee invoices. Generally, any amounts still remaining when the fund terminates will be payable to the limited partners.

Compensation and Benefits

Equity-Based Compensation –Cash settled equity-based awards and awards settled in a variable number of shares are classified as liabilities and are re-measured at the end of each reporting period.

Non-Controlling Interests in Consolidated Entity

Non-controlling interests in consolidated entity represent the component of partners' capital in a consolidated entity held by non-consolidated entities. As of December 31, 2023, Blackstone Holdings II L.P. and Stoneco IV Corporation, affiliated non-consolidated entities, held a 1.499% interest in Blackstone Alternative Asset Management L.P., a consolidated entity.

Income Taxes

The Partnership is not subject to federal, state, or local unincorporated business tax, other than the NYC unincorporated business tax. The individual partners are responsible for such taxes based on their allocable share of the Partnership's taxable income.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities, resulting in all pretax amounts being appropriately tax effected in the period, irrespective of which tax return year items will be reflected.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce the deferred tax assets to the amount that is more likely than not to be realized. Deferred tax assets are separately stated, and deferred tax liabilities are included in Accounts payable, accrued expenses, and other liabilities in the consolidated financial statements.

The Partnership recognizes tax positions in the consolidated financial statements when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in the return and amounts recognized in the consolidated financial statements.

Leases

The Partnership determines if an arrangement is a lease at inception of the arrangement. The Partnership primarily enters into operating leases, as the lessee, for office space. Right-of-Use ("ROU") assets and operating lease liabilities are included in Other Assets and Accounts payable, accrued expenses and other, respectively, on our Consolidated Statement of Financial

BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2023
(Dollars in Thousands, Except Unit and Per Unit Data, and Except Where Noted)

Condition. ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Partnership determines the present value of the lease payments using an incremental borrowing rate based on information available at the inception date. Leases may include options to extend or terminate the lease which are included in the ROU assets and operating lease liability when they are reasonably certain of exercise.

Minimum lease payments for leases with an initial term of twelve months or less are not recorded on the Consolidated Statement of Financial Condition

3. RELATED PARTY TRANSACTIONS

Blackstone Administrative Services Partnership L.P. ("BASP"), an affiliate of the Partnership, provides the Partnership and its affiliates with various office facilities, administrative and operational support services at cost ("Indirect Expenses"). Additionally, BASP pays, on behalf of the Partnership, expenses that can be attributed specifically to the Partnership ("Direct Expenses"). The Partnership reimburses BASP for its share of all Direct and Indirect Expense amounts paid on its behalf.

Blackstone Holdings Finance Co, L.L.C. ("FinCo"), an affiliate of the Partnership, provides cash management services to Holdco and its subsidiaries. This arrangement generates amounts due to Holdco from FinCo, which are reflected in Due from affiliates. FinCo also makes certain payments on behalf of the Partnership which are reflected in Due to affiliates. The Partnership settles Due from and Due to affiliates balances periodically.

Certain fees earned by Holdco are received from Blackstone Funds and Portfolio Companies, which are reflected in Due from Affiliates. There are certain reimbursements to Blackstone Funds for placement fees and other fees and expenses that are reflected in Due to Affiliates. Certain expenses charged to Holdco are allocated to other entities which are not consolidated under the Partnership. These allocations are reflected in Due from Affiliates.

Receivables and Payables

Amounts due to and from affiliates consist of receivables and payables transacted in the ordinary course of business as described above. As of December 31, 2023, the amounts due to and from affiliates are as follows:

Due from Affiliates		
Due from Portfolio Companies and Blackstone Funds	$	1,444,914
Due from FinCo		450,377
Due from Non-Consolidated Entities		120,430
Due from BASP		6,957
	$	2,022,678
Due to Affiliates		
Due to BASP	$	797,714
Due to Non-Consolidated Entities		313,931
Due to FinCo		298,267
Due to Portfolio Companies and Blackstone Funds		69,605
	$	1,479,517

4. INCOME TAXES

Effective January 1, 2023, Blackstone Advisory Services L.L.C., filed an election with the IRS (the "Election") to be classified as a Corporation for tax purposes. As a result of the election, BSP became a regarded entity for U.S. federal income tax and as

BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2023
(Dollars in Thousands, Except Unit and Per Unit Data, and Except Where Noted)

such, a NYC taxpayer for the year. Prior to 2023, as an entity disregarded from its parent company, the entity itself was not a taxpaying entity in any jurisdiction.

The Partnership has recorded an unrecognized tax benefit of $0.5 million and accrued interest expense of $0.9 million at December 31, 2023. No penalties relating to unrecognized tax benefits have been recognized for the year ended December 31, 2023. The Partnership believes the liability established for unrecognized tax benefits is adequate in relation to the potential for additional assessments. It is reasonably possible that changes in the balance of unrecognized tax benefits may occur within the next 12 months; however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the Partnership's effective tax rate over the next 12 months.

The Partnership files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Partnership is generally subject to examination by federal and NYC tax authorities. As of December 31, 2023, the major jurisdictions and earliest tax years that remain subject to examinations are 2020 for U.S. Federal and 2009 for New York City.

5. CONCENTRATION OF CREDIT RISK

The Partnership is subject to concentrations of credit risk with respect to its accounts receivable. There is no material specific concentration as of December 31, 2023.

6. PARTNERS' CAPITAL

During the year ended December 31, 2023, the Partnership distributed partners' capital to Blackstone in the amount of $1,159.1 million.

7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership files an unconsolidated FOCUS Report and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the maintenance of minimum net capital, as defined, which shall be the greater of $0.1 million or 6 ⅔% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Partnership's ratio of aggregate indebtedness to net capital was 0.046 to 1 and its net capital of $74.4 million was $74.1 million in excess of the minimum regulatory requirement.

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and accordingly is exempt from the Customer Protection Rule (Rule 15c3-3).

8. DEFINED CONTRIBUTION PLAN

Blackstone provides a 401(k) plan (the "Plan") to eligible employees in the United States. Some 401(k) participants, as defined by the Plan, may receive an employer match as pretax annual compensation up to a maximum of $5 thousand per calendar year. The Blackstone Group 401(k) Administrative Committee is the administrator of the Plan and Fidelity is the Trustee for the Plan.

9. COMMITMENTS AND CONTINGENCIES

Litigation

The Partnership may from time to time be involved in litigation and claims incidental to the conduct of its business. The Partnership businesses are also subject to extensive regulation, which may result in regulatory proceedings against the Partnership.

BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2023
(Dollars in Thousands, Except Unit and Per Unit Data, and Except Where Noted)

The Partnership accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, the Partnership does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial position or cash flows.

In December 2017, eight pension plan members of the Kentucky Retirement System ("KRS") filed a derivative lawsuit on behalf of KRS in the Franklin County Circuit Court of the Commonwealth of Kentucky (the "Mayberry Action"). The Mayberry Action alleged various breaches of fiduciary duty and other violations of Kentucky state law in connection with KRS's investment in three hedge funds of funds, including a fund managed by Blackstone Alternative Asset Management L.P. ("BLP"). The suit named more than 30 defendants, including, among others, The Blackstone Group L.P. (now Blackstone Inc.); BLP; Stephen A. Schwarzman, as Chairman and CEO of Blackstone; and J. Tomilson Hill, as then-CEO of BLP (collectively, the "Blackstone Defendants"). In July 2020, the Kentucky Supreme Court directed the Circuit Court to dismiss the action due to the plaintiffs' lack of standing.

Over the objection of the Blackstone Defendants and others, in December 2020, the Circuit Court permitted the Attorney General of the Commonwealth of Kentucky (the "AG") to intervene in the Mayberry Action. In December 2022, the Mayberry Action was stayed pending resolution of an interlocutory appeal in which the Blackstone Defendants and others argued that the Circuit Court did not have jurisdiction to continue the Mayberry Action after the ruling of the Kentucky Supreme Court. In April 2023, the Kentucky Court of Appeals agreed with the defendants' position, holding that the Circuit Court exceeded its authority in permitting the AG's intervention despite the Kentucky Supreme Court's instruction to dismiss. Accordingly, the Kentucky Court of Appeals vacated all orders entered by the Circuit Court other than the order dismissing the original derivative complaint in the Mayberry Action. In July 2023, the AG filed a motion for discretionary review of the Court of Appeals' decision by the Kentucky Supreme Court, which was denied on January 10, 2024. Additionally, around the time the AG moved to intervene in 2020, the AG separately filed an additional back-up complaint asserting substantially identical claims against largely the same defendants as the Mayberry Action, including Stephen A. Schwarzman, J. Tomilson Hill and Blackstone Inc. (the "July 2020 Action"). The AG did not pursue the July 2020 Action until August 2023, when the AG served a substantially identical amended complaint which, in September 2023, the named defendants moved to dismiss. Concurrently, out of an abundance of caution, BLP filed a motion to dismiss and a motion to strike references to BLP as a purported defendant, even though the July 2020 Action, as amended, did not name BLP as a defendant. The AG then added BLP as a party on November 20, 2023, and BLP subsequently filed a motion to dismiss on December 21, 2023. We believe that the July 2020 Action—initiated some nine years after BLP was engaged by KRS—is even more clearly barred by the statute of limitations than the Mayberry Action.

In August 2022, KRS was ordered to disclose, and on September 6, 2022, did disclose, a report prepared in 2021 by a law firm retained by KRS to conduct an investigation into the investment activities underlying the lawsuit. According to the report, the investigators "did not find any violations of fiduciary duty or illegal activity by [BLP]" related to KRS's due diligence and retention of BLP or KRS's continued investment with BLP. The report quotes contemporaneous communications by KRS staff during the period of the investment recognizing that BLP was exceeding KRS's returns benchmark, that BLP was providing KRS with "far fewer negative months than any liquid market comparable," and that BLP "[h]as killed it."

In January 2021, certain former plaintiffs in the Mayberry Action filed a separate action ("Taylor I"), against the Blackstone Defendants and other defendants named in the Mayberry Action, asserting allegations substantially similar to those in the Mayberry Action, and in July 2021 they amended their complaint to add class action allegations. Defendants removed Taylor I to the U.S. District Court for the Eastern District of Kentucky, and in March 2022, the District Court stayed Taylor I pending the resolution of the AG's suit in the Mayberry Action.

BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2023
(Dollars in Thousands, Except Unit and Per Unit Data, and Except Where Noted)

In August 2021, a group of KRS members—including those that filed Taylor I—filed a new action in Franklin County Circuit Court ("Taylor II"), against the Blackstone Defendants, other defendants named in the Mayberry Action, and other KRS officials. The filed complaint is substantially similar to that filed in Taylor I and the Mayberry Action. Motions to dismiss are pending. The Blackstone Defendants believe they have strong defenses on statute of limitation grounds, among others, to both Taylor I and Taylor II.

In May 2022, the presiding judge recused himself from the Mayberry Action and Taylor II and the cases were reassigned to another judge in the Franklin County Circuit Court.

In April 2021, the AG filed an action (the "Declaratory Judgment Action"), against BLP and the other fund manager defendants from the Mayberry Action in Franklin County Circuit Court. The action sought to have certain provisions in the subscription agreements between KRS and the fund managers declared to be in violation of the Kentucky Constitution. In March 2022, the Circuit Court granted summary judgment to the AG and the Court of Appeals affirmed on December 1, 2023. On February 5, 2024, BLP's petition for rehearing before the Court of Appeals was denied. BLP's motion for discretionary review of the Court of Appeals' decision by the Kentucky Supreme Court is due March 6, 2024.

The Partnership continues to believe that the preceding lawsuits against Blackstone are totally without merit and intends to defend them vigorously.

In July 2021, BLP filed a breach of contract action against defendants affiliated with KRS alleging that the Mayberry Action and the Declaratory Judgment Action breach the parties' subscription agreements governing KRS's investment with BLP. The action seeks damages, including legal fees and expenses incurred in defending against the above actions. In April 2022, the Circuit Court dismissed BLP's complaint without prejudice to refiling, on the grounds that the action was not yet ripe for adjudication. In May 2023, the Court of Appeals affirmed the Circuit Court's dismissal, without prejudice, of BLP's complaint on ripeness grounds. In August 2023, BLP filed a motion with the Kentucky Supreme Court for discretionary review, which was granted on February 7, 2024.

In re Bumble Inc. Securities Litigation (f/k/a UA Local 13 Pension Fund v. Bumble Inc. et al.): Purported class action complaint filed in January 2022 naming, among others, Blackstone, Bumble, various Bumble officers and directors, and the underwriters of Bumble's September 2021 secondary public offering, including Blackstone Securities Partners L.P., as defendants. The complaint asserts claims under U.S. federal securities laws, purportedly brought on behalf of a class of purchasers of shares of Class A common stock in Bumble's secondary public stock offering which took place in September 2021 (the "SPO"), that the SPO Registration Statement and prospectus contained false and misleading statements and omissions by failing to disclose certain information concerning Bumble and Badoo paying users and issues with the Badoo payment platform, and that as a result of the foregoing, Bumble's business metrics and financial prospects were not as strong as represented in the SPO Registration Statement and prospectus. In August 2022, following a court hearing, Louisiana Sheriffs' Pension and Relief Fund was appointed Lead Plaintiff. Lead Plaintiff filed an amended complaint in October 2022, which asserted substantially similar claims under the federal securities laws but named a number of new defendants. The new defendants include Stephen A. Schwarzman, Blackstone Group Management L.L.C., Blackstone Holdings I/II GP L.L.C., various Blackstone-affiliated funds that held or allegedly may be deemed to have beneficially owned Bumble securities, and additional underwriters of Bumble's secondary public offering. All defendants moved to dismiss the amended complaint in November 2022. Briefing on the motion to dismiss was completed in January 2023. In March 2023, the parties executed a settlement agreement that includes a full release of the asserted claims against Bumble and other defendants in exchange for a settlement amount of $18 million. The settlement does not reflect an admission of any allegation or wrongdoing. In August 2023, the court granted final approval of the settlement. Bumble and its insurers have paid the full settlement amount into an escrow account in accordance with the terms of the court's prior preliminary approval.

BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2023
(Dollars in Thousands, Except Unit and Per Unit Data, and Except Where Noted)

In October 2022, as part of a sweep of private equity and other investment advisory firms, the SEC sent us a request for information relating to the retention of certain types of electronic business communications, including text messages, that may be required to be preserved under certain SEC rules. We are cooperating with the SEC's inquiry.

Indemnification

In the normal course of business the Partnership enters into contracts that contain a variety of indemnifications. The Partnership's maximum exposure under these arrangements is not known. However, the Partnership has not previously incurred material losses pursuant to these contracts and expects the risk of any material loss to be remote.

10.   SUBSEQUENT EVENTS

The Partnership has evaluated the impact of all subsequent events from December 31, 2023, through February 23, 2024, the date the consolidated financial statements were issued, and has determined there were no subsequent events requiring recognition or disclosure in the consolidated financial statements. The Partnership expects that subsequent annual consolidated financial statement filings will reflect a change associated with four affiliated advisers (Blackstone Credit Systematic Strategies LLC, Blackstone Strategic Capital Advisors L.L.C., Blackstone Property Advisors L.P. and Blackstone Alternative Investment Advisors LLC) moving from affiliates of the Partnership to subsidiaries.

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